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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )(1)

SPARK NETWORKS PLC
(Name of Issuer)
Ordinary Shares, par value £0.01 per share
(Title of Class of Securities)
G8305M109
(CUSIP Number)
Alon Carmel
269 S. Beverly Drive, # 1091
Beverly Hills, California 90212
(310) 666-3900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 11, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G8305M109

1	NAMES OF REPORTING PERSONS: Alon Carmel

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

US/Israel

	7	SOLE VOTING POWER:

NUMBER OF		2,448,019

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,448,019

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,448,019

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) The aggregate amount excludes 8,000 shares held by Mr. Carmel’s wife. In addition, as described in the Schedule 13D filed on December 12, 2005, Mr. Carmel may be deemed to be part of a group with: (i) Great Hill Affiliates; (ii) Shapira; (iii) the Tiger Global Entities; (iv) the Criterion Entities; and/or (v) the other Group Members. Mr. Carmel does not affirm to be part of a group and expressly disclaims beneficial ownership of Ordinary Shares beneficially owned by such parties. Accordingly, such Ordinary Shares are not included in the amounts specified by the Mr. Carmel above.
(2) This percentages is calculated based on the 30,742,808 outstanding Ordinary Shares, par value £0.01 per share of Ordinary Shares reported by the Issuer to be issued and outstanding as of as of May 9, 2007 in the Issuer’s latest Form 10-Q for the quarter ended March 31, 2007, as filed with the Securities and Exchange Commission on May 10, 2007.

CUSIP No.	G8305M109
INTRODUCTORY STATEMENT
This constitutes Amendment No. 1 (“Amendment”) to the Statement on Schedule 13D (“Schedule 13D”), filed on December 12, 2005 to the Ordinary Shares, par value £0.10 per share, (the “Ordinary Shares”) of Spark Networks PLC (the “Issuer”).
Except as otherwise described herein, the information contained in the Schedule 13D, as amended, remains in effect, and all capitalized terms not otherwise defined herein shall have the meanings previously ascribed to them. Information given in response to each item in the Schedule 13D, as amended, shall be deemed incorporated by reference in all other items.
The Schedule 13D is hereby further amended and supplemented as follows:
ITEM 2. IDENTITY AND BACKGROUND
Parts (b) and (f) of Item 2 are hereby amended to read as follows:
     (b) The Reporting Person’s principal business office is 269 S. Beverly Drive, # 1091 Beverly Hills, CA 90212.
     (f) The Reporting Person holds dual citizen in the United States of America and Israel.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of Schedule 13D is hereby amended by adding the following:
Since the filing of the Schedule 13D Item 2 Mr. Carmel has sold and acquired shares in the Issuer. As a result of accepting Ordinary Shares in lieu of payment on a personal loan to Joe Shapira, as of April 17, 2007 the Reporting Person beneficially owns 812,415 Ordinary Shares held jointly with Joe Shapira and as of May, 2007 is also the beneficial owner of 80,000 shares currently held in the name of the Shapira Children’s Trust. In addition, the Reporting Person currently owns 1,390,604 Ordinary Shares and 165,000 American Depository Receipts of the Issuer.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Parts (a) and (c) of Item 5 are hereby amended to add the following:
     (a) The Reporting Person beneficially owns an aggregate of 2,448,019 shares representing 7.9% of the Issuer based on directly owning 1,390,604 Ordinary Shares and 165,000 American Depository Receipts of the Issuer and beneficially owning 812,415 Ordinary Shares held jointly with Joe Shapira and 80,000 shares currently held in the name of the Shapira Children’s Trust.
     (c) The Reporting Person has effected the following sale transactions in the American Depository Receipts of the Issuer within the past 60 days. No purchases were effected by the Reporting Person during this 60 day period.

Trade Date	Price Per Share	Shares Sold
6/11/2007	$5.3271	60,000
6/15/2007	$5.3800	10,000

CUSIP No.	G8305M109
In addition disclosure is made as to the following sale transactions in the American Depository Receipts of the Issuer which were inadvertently not previously reported.

Trade Date	Price Per Share	Shares Sold
8/7/2006	4.9600	440,811
8/1/2006	5.0110	3,500
8/14/2006	5.0000	700
8/15/2006	5.0240	33,000
8/16/2006	5.0000	62,800
12/12/2006	5.0700	50,000
12/21/2006	5.0980	46,000
12/22/2006	5.0210	16,500
12/26/2006	5.0250	8,500
12/27/2006	5.0120	18,100
12/28/2006	5.0100	10,900
1/9/2007	5.0000	5,000
1/17/2007	5.0000	5,000
2/26/2007	5.0000	5,000

CUSIP No.	G8305M109
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Alon Carmel
Alon Carmel, an individual

Date: July 6, 2007

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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